

November 16, 2010

Mr. Yashpal Singh
President and CEO
Mendocino Brewing Company, Inc
1601 Airport Road
Ukiah, CA 95482

>   **Re: Mendocino Brewing Company, Inc
>   Form 10-K for Fiscal Year Ended
>   December 31, 2009
>   Filed March 31, 2010
>   File No. 001-13636**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Financial Statements

2. Liquidity and Management Plans, page 8

1. We note your disclosure here regarding the "letter of support" issued by your majority shareholder. Please revise to provide detailed disclosures regarding this letter of support. Ensure to disclose the nature and extent of financial assistance, including the terms and conditions of such assistance as well as the maximum amount to be provided. In addition, please revise to file this "letter of support" as an exhibit or tell us when such agreement was filed.

2. Considering the comment above, tell us about the extent to which you have verified your majority shareholder's ability to provide funding related to this letter of support.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

3. We note your disclosure that your line of credit with an outstanding balance of $1,734,300 and several other debt obligations totaling $6,797,800 mature within one year. Considering (i) your cash balance of $178,800 at September 30, 2010 (ii) you incurred losses during the year ended December 31, 2009 and for the nine months ended September 30, 2010 and (iii) you had a working capital deficiency of $10,375,000 at September 30, 2010, please revise to include a robust discussion of how you plan to fund your operations for the next twelve months. Your current disclosures are generic and provide no insight into your plans. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position, including ramifications to your business if such plans are not successful. Your revised analysis should also provide an explanation for the significant change in accounts receivable, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services